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                            February 25, 2021

       Luis Merchan
       Chief Executive Officer
       Flora Growth Corp.
       65 Queen Street West, Suite 900
       Toronto, Ontario M5H 2M5

                                                        Re: Flora Growth Corp.
                                                            Registration
Statement on Form F-1
                                                            Filed February 11,
2021
                                                            File No. 333-252996

       Dear Mr. Merchan:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1

       Use of Proceeds, page 41

   1. Please revise to clarify whether you will be able to complete the construction of the
                                                        Research Technology and
Processing Center and complete
                                                        the Quipropharma
customization with the proceeds from this offering. If the anticipated proceeds will not be
sufficient, please disclose how you intend to raise the additional funds needed.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Luis Merchan
Flora Growth Corp.
February 25, 2021
Page 2

       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,
FirstName LastNameLuis Merchan
                                                        Division of Corporation
Finance
Comapany NameFlora Growth Corp.
                                                        Office of Life Sciences
February 25, 2021 Page 2
cc:       Rebecca G. DiStefano, Esq.
FirstName LastName